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                      [American Financial Group letterhead]


                                 August 7, 1997



Greenmarine Acquisition Corp.
277 Park Avenue
27th Floor
New York, New York  10172

Attention:  Alfred Kingsley

Dear Mr. Kingsley:

         American Financial Group, Inc. ("Lender") agrees to lend (i) to Greenmarine Acquisition Corp. ("Borrower"), up to the sum of One Hundred Fifty Million Dollars ($150,000,000) to be used toward the purchase by Borrower of the outstanding shares of Outboard Marine Corporation ("OMC") in a tender offer and for any required repurchase of OMC outstanding debt pursuant to a "put right" arising as a result of the tender offer and/or the Merger (the "Phase I Loan") and (ii) to OMC, the surviving corporation of a merger involving Borrower and OMC (the "Merger"), up to the sum of One Hundred Fifty Million Dollars ($150,000,000) to be used to repay the Phase I Loan, to pay (in the Merger) for any OMC Shares not acquired in the tender offer and for any required repurchase of OMC outstanding debt pursuant to a "put right" arising as a result of the tender offer and/or Merger (the "Phase II Loan"). The loans to be made pursuant to this commitment will be made upon the following terms and conditions:

1. Amount of Each Loan. Up to a maximum of One Hundred Fifty Million Dollars ($150,000,000). All amounts outstanding under the Phase I Loan shall be fully repaid prior to or with the proceeds of the Phase II Loan.

2. Purpose of Loan. The proceeds of the Phase I Loan shall be used by Borrower solely toward the purchase of shares of outstanding common stock of OMC ("OMC Common Stock") pursuant to a tender offer for such shares by Borrower and for any required repurchase of OMC outstanding debt pursuant to a "put right" arising as a result of the tender offer and/or the Merger. The proceeds of the Phase II Loan shall be used to repay the Phase I Loan, to pay (in the Merger) for any OMC Common Stock not acquired in the tender offer and for any required repurchase of OMC outstanding debt pursuant to a "put right" arising as a result of the tender offer and/or Merger.

3. Collateral. As security for the repayment of the Phase I Loan and the performance of Borrower under the loan documentation to be entered into, the entity which will own all of the equity of Borrower shall pledge to Lender the two million shares of OMC Common Stock which it shall beneficially own ("Initial OM Shares") and Borrower shall pledge to Lender all shares of OMC Common Stock tendered in the tender offer, the aggregate value of which at all times will be equal to or greater than twice the outstanding principal balance of all loans made pursuant to this commitment. The Phase II Loan shall be secured by a pledge of all of the shares of capital stock of the surviving corporation of the Merger. In the event that prior to the Phase II Loan, Borrower makes a loan to OMC to fund OMC's "put right" purchase obligations with respect to its outstanding debt, Borrower shall assign its right to receive repayment of such loan to Lender, as additional collateral securing repayment of the Phase I Loan.

4. Term. The terms of the Phase I Loan shall commence upon the first disbursement of the Phase I

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     Loan proceeds and terminate upon the earlier of the Merger or nine months after the first disbursement under the Phase I Loan, at which time all principal and accrued interest shall be due and payable on the Phase I Loan. The term of the Phase II Loan shall commence upon the Merger and terminate nine months after the first disbursement under the Phase I Loan, at which time all principal and accrued interest shall be due and payable on the Phase II Loan. Lender's obligation to first disburse funds shall remain open for a period of 90 days following the execution of a satisfactory loan agreement and related documentation.

5. Interest. Interest shall accrue on the outstanding principal under the loans at a rate of Ten Percent (10%) per annum. Interest shall be payable monthly in arrears on the first day of each month during the term of the loans.

6. Commitment Fee. Upon the execution of this commitment letter by Borrower, Borrower shall pay Lender, by wire transfer of immediately available funds, a non-refundable commitment fee of One Million Five Hundred Thousand Dollars ($1,500,000) (the "Commitment Fee").

7. Funding Fee. Upon each disbursement of loan proceeds other than proceeds of the Phase II Loan used to repay the Phase I Loan, Borrower shall pay Lender a funding fee equal to one percent of the amount of proceeds so disbursed. The maximum funding fee payable to Lender under the loan documents will be One Million Five Hundred Thousand Dollars ($1,500,00).

8. Certain Costs and Expenses. In addition to the fees set forth in Paragraphs 6 and 7 above, Borrower shall promptly pay all reasonable costs, fees and expenses incurred by Lender in connection with the loans, including but not limited to, reasonable attorneys fees, recording and filing fees, and other expenses incurred in the preparation and review of loan documentation, whether or not any transaction contemplated hereby is consummated.

9. Expiration Date of Commitment. This commitment shall remain open until August 11, 1997. If the commitment is not accepted and executed by Borrower and received by Lender together with the Commitment Fee prior to the earlier of (a) the public announcement of the tender offer or (b) 5:00 p.m. August 11, 1997, the commitment shall be immediately withdrawn and be null and void.


10. Certain Covenants. The Loan documents will contain customary warranties, representations, indemnities, covenants and conditions for transactions of this size and nature, including, but not limited to those contained herein. Prior to the date of disbursement of any loan proceeds, neither Borrower nor OMC shall have suffered any adverse material change in their financial condition and shall not be the subject of any bankruptcy, reorganization or insolvency proceedings. While any portion of the Phase I Loan is outstanding, Borrower shall not (a) incur any indebtedness other than the Loan, (b) make a distribution to, or repurchase shares from, its shareholders, or (c) pay a dividend to its shareholders. While any portion of the Phase II Loan is outstanding, OMC shall not (a) make a distribution to, or repurchase shares from, its shareholders other than pursuant to the Merger, or (b) pay a dividend to its shareholders. While either the Phase I Loan or the Phase II Loan is outstanding, neither Borrower nor OMC shall expend in excess of $27.5 million in the aggregate for costs and expenses in connection with the transactions contemplated hereby, including, but not limited to, break-up fees, golden parachute payments, and similar expenses arising in connection with the transactions contemplated hereby, and attorney fees, brokers' and finders' fees incurred by or on behalf of Borrower, unless Borrower or OMC shall have received cash equity equal to any such excess in addition to the cash equity provided for in paragraph 11.

11. Conditions Precedent. Immediately prior to the funding of the Phase I Loan, Borrower and its parent on a consolidated basis shall have a minimum shareholders' equity of $265 million, composed of $231 million of cash equity and $34 million allocable to the Initial OM Shares,

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     plus additional equity, if necessary, calculated on the basis of the difference, if any, between the final tender offer price per share and $17.00, as set forth below. The tender offer shall be funded first with the cash equity and any additional equity, as provided in clauses (a), (b) and
     (c) below, before any portion of the Phase I Loan proceeds are disbursed. Any increase in the tender offer price in excess of $17.00 per share shall be partially funded by additional equity contributions to Borrower as follows:

     (a) If the tender offer price is greater than $17 per share, but less than or equal to $18 per share, an equity contribution amount equal to $10 million multiplied by a fraction, the numerator of which is the number of cents by which such price exceeds $17 per share, and the denominator of which is 100;

     (b) If the tender offer price is greater than $18 per share, but less than or equal to $20 per share, an equity contribution amount equal to $10 million, plus $25 million multiplied by a fraction, the numerator of which is the number of cents by which such price exceeds $18 per share, ann the denominator of which is 200; and

     (c) If the tender offer price is greater than $20 per share, an equity contribution amount equal to $35 million, plus an amount equal to $182,055.20 multiplied by the number of cents by which the tender offer price exceeds $20 per share.

     In determining the cash equity of Borrower and its parent on a consolidated basis, Borrower and its parent shall receive a credit for up to $27.5 million of any fees and expenses paid directly by Borrower or its parent in connection with the tender offer or the Merger.

12. Indebtedness of OMC. Following the Merger OMC shall not incur any new indebtedness for borrowed money other than (a) the Phase II Loan, (b) pursuant to its existing bank credit facility, or a successor bank credit facility, in an amount up to $150 million and (c) refinancings of other existing debt on terms no less favorable to OMC taken as a whole than the indebtedness being replaced or which would shorten the maturity of such debt to a date prior to the due date of the loans to be made hereunder.

13. Documentation. All Loan documentation shall be prepared by Lender's legal counsel, and shall be in form and substance satisfactory to Borrower and its counsel.

14. Assignment. Lender retains the right to assign this transaction, or any portion thereof, to any of its affiliated companies. The commitment granted herein shall not be assigned by Borrower.

                  Upon acceptance of this commitment, the loan documents shall be prepared and executed as soon as practicable following the execution of this commitment letter. This letter shall be superseded in its entirety by the terms and conditions of the loan documents, when such documents are executed.

                                            Very truly yours,

                                            AMERICAN FINANCIAL GROUP, INC.



                                            By: /s/ James E. Evans
                                                ----------------------
                                                     James E. Evans
                                                     Senior Vice President


Accepted this 7th day of August, 1997.

GREENMARINE ACQUISITION CORP.


/s/  Gary K. Duberstein
--------------------------------
By:  Gary K. Duberstein
Its: Vice-President